SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2009

Woori Finance Holdings Co., Ltd.

(Translation of registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

Results of the Annual General Meeting of Shareholders of Woori Bank for Fiscal Year 2008

The annual general meeting of shareholders of Woori Bank, a wholly owned subsidiary of Woori Finance Holdings Co., Ltd., was held on March 26, 2009 and all three agenda items listed below were approved and ratified as originally proposed.

Key Details Relating to the Annual General Meeting of Shareholders

•	Meeting Date & Time: March 26, 2009; 10:00 a.m.

•	Agenda:

1)	Approval of financial statements for fiscal year 2008

2)	Approval of amendments to the Articles of Incorporation

3)	Appointment of directors

•	Agenda details

1)	Approval of financial statements for fiscal year 2008

	(units: in millions of KRW, unless indicated otherwise)
Total Assets	228,048,189	Revenue	74,901,318
Total Liabilities	216,126,911	Operating Income	475,286
Paid-in-capital	3,529,783	Net Income	233,976
Total shareholder’s Equity	11,921,278	Earnings per share (KRW)	364

Approval of dividend for fiscal year 2008	(units: in KRW	)
Dividend per common share	—
Dividend per preferred share	35
Total dividend amount	2,454,794,520

2)	Approval of amendments to the Articles of Incorporation

3)	Appointment of directors

Name	Date of Birth	Term / Appointment	Career & Academic Background

Pal Seung Lee	Feb. 2, 1944	1 year / Re-appointment

- Current) Chairman & CEO, Woori Finance Holdings

- Representative director of Seoul Philharmonic Orchestra

- CEO, Woori Investment & Securities

- Advanced Innovative Management (AIM) Course, KAIST

- Master of Business Administration, Korea University

Yong Man Rhee	Aug. 29, 1933	1 year / New appointment

- Current) Chairman, Korea Country Club

- Advisor, Korea Federation of Banks

- Chairman, Bank of Korea Monetary Policy Committee

- Administration Development Program, Cornell University

- Master of Public Administration, Seoul National University

Chang Ryul Baik	Mar. 17, 1948	1 year / New appointment	- Secretary General, Seoul Economic Forum - President Bizcom Management Consulting - Bachelor of International Trade, Sogang University

Tae Kyu Park	Oct. 9, 1949	1 year / Re-appointment

- Current) Dean, College of Business and Economics, Yonsei University

Dean, Graduate School of Economics, Yonsei University

- Chairman, Non Profit Organization Research

- Chairman, The Korean Association of Public Finance

- Ph.D in Public Finance, Indiana University

- Masters of Economics, Minnesota State University, Mankato

Jong Lok Pak	Sept. 25, 1952	1 year / Re-appointment

- Current) Lawyer, Chungdam Law

- Assistant Prosecutor General, West Seoul District Prosecutors’

Office

- Superintendent Public Prosecutor, Seoul District Prosecutors’ Office

- Comparative Law Study Program, Chuo University

- Bachelor of Law, Seoul National University

Chang Young Jun.	Dec. 27, 1956	1 year / New appointment	- Current) Lawyer, Yoon Yang Kim Shin & Yu Law - Public Prosecutor, Busan/Seoul High Prosecutors’ Office - Research Prosecutor, Supreme Prosecutors’ Office

Jay Yul Lee	Feb. 8, 1957	1 year / New appointment

- Current) Director, Office of Property Investigation, Korea Deposit Insurance Corporation

- Human Resources Development Department, Korea Deposit

Insurance Corporation

- Department of Insurance System & Research, Korea Deposit

Insurance Corporation

- Master of Economics, Hitotsubashi University

- Bachelor of Economics, SungKyunKwan University

Sung Hwan Shin	Feb. 17, 1963	1 year / New appointment

- Current) Professor of College of Business Administration, Hongik University

- Senior Financial Officer, World Bank

- Research Fellow, Korea Institute of Finance

- Ph.D. in Accounting & Control, MIT

- Master of Business Administration, MIT

- Bachelor of International Trade, Seoul National University

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: March 26, 2009	By:	/s/ Byung-Ho Park
(Signature)

	Name:	Byung-Ho Park
	Title:	Managing Director